Exhibit 99.1

Aurora Cannabis Announces Fiscal 2022 Fourth Quarter and Full Year Results

  Remains #1 Canadian LP in High Margin Global Medical Cannabis Revenues; International Medical Cannabis Net Revenue Increased 35.4% from Q4 2021 and 70.3% from Fiscal 2021
  Reiterates Adjusted EBITDA Profitability Run Rate by December 31, 2022
  Reaffirms $150 to $170 Million in Annualized Cost Savings by December 31, 2022
  Strengthens Balance Sheet Through Accretive Debt Reduction Totaling $155.3 Million in Q4 2022
  Completed Profitable Acquisition of Thrive Cannabis and Majority Investment in Bevo Farms

EDMONTON, AB, Sept. 20, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced its financial and operational results for the fourth quarter and fiscal year ended June 30, 2022.

"We continue to enhance the long-term value of our differentiated global cannabis business by quickly identifying highly profitable growth opportunities, deploying capital in a disciplined manner, and continuing to rationalize our cost structure. We remain the #1 Canadian LP in global medical cannabis revenues and expect this high margin, high growth segment to be a key driver for future profitability. We continue to expect a positive adjusted EBITDA run rate by December 31, 2022 and remain on track with our previously announced cost saving targets of up to $170 million in annualized savings. Furthermore, our strengthened balance sheet enabled an early repurchase of $155.3 million in convertible debt during Q4 2022, while providing us with the ability to pursue strategic and accretive acquisitions. These include our purchase of a controlling interest in Bevo Farms, one of the largest suppliers of propagated vegetables and ornamental plants in North America, and Thrive Cannabis, which is widely known for its award-winning recreational brand, Greybeard," stated Miguel Martin, Chief Executive Officer of Aurora.

"During fiscal 2022, our international medical cannabis net revenues increased by over 70%; our leadership in key markets such as Germany, UK, Australia and Poland demonstrates our unique, portable and profitable international medical program. We are beginning to see signs of stabilization in our Canadian adult recreational segment and are excited about the contributions from the Thrive acquisition which continues to advance our premiumization strategy. Finally, our investment in science is beginning to pay dividends; we delivered nine new proprietary cultivars to market during the year, providing rotation and variety to consumers and driving meaningful improvements in yield," he concluded.

Fourth Quarter 2022 Highlights
(Unless otherwise stated, comparisons are made between fiscal Q4 2022, Q3 2022, and Q4 2021 results and are in Canadian dollars)

Medical Cannabis:

  Medical cannabis net revenue1 was $36.6 million, a 4% increase from the prior year period, delivering 72.8% of Aurora's Q4 2022 consolidated net revenue1 and 86.3% of adjusted gross profit before fair value adjustments1.
  The increase in revenue was driven by growth in the international medical business, up 35.4% from the prior year quarter which was attributed primarily to the Company's increasing presence in key emerging international medical cannabis markets. The 7.1% sequential decrease from Q3 was due primarily to lower sales in the EU region, the result of a temporary limited supply of high-demand cultivars, and the weakening of the Euro to the Canadian dollar.
  Adjusted gross margin before FV adjustments on medical cannabis net revenue1 was 62% compared to 68% in the prior year period and 64% sequentially. The continued strength of the Company's medical adjusted gross margins1 reflect the direct-to-patient model in Canada and sustained presence in the high margin international medical business. The decrease from Q4 2021 was attributed primarily to a shift in sales mix from domestic medical to export into certain international markets which yield a slightly lower margin. The decrease from Q3 2022 was due primarily to lower volumes sold in the high-margin EU region in Q4 2022.

Consumer Cannabis:

  Consumer cannabis net revenue1 was $12.6 million, as compared to the prior quarter net revenue of $10.3 million. The 22.2% increase was primarily due to the addition of Thrive's consumer cannabis net revenues1 of $1.4 million for the period from May 6, 2022 to June 30, 2022 and a result of the Company's strengthened product offerings in certain categories.
  Adjusted gross margin before FV adjustments on consumer cannabis net revenue1 was 26% for the three months ended June 30, 2022, compared to 29% in the prior quarter and 31% in the comparable prior year period. The decrease of 3% from Q3 2022 and 5% from Q4 2021 was due primarily to an increase in value segment vape sales.

Selling, General and Administrative ("SG&A"):

  SG&A, including Research and Development ("R&D"), was $49.3 million in Q4 2022 which includes $6.8 million of restructuring related costs, $2.3 million of prior period regulatory fee accruals, and $1.1 million in non-recurring project and litigation costs. Excluding the restructuring and prior period items, SG&A and R&D continued to be well controlled at $39.1 million versus $39.5 million in the prior quarter and $44.8 million in the prior year period, presented on a comparable basis. SG&A is now at the lowest level in almost four years.

Consolidated:

  Q4 2022 total cannabis net revenue1 was $50.2 million, as compared to the prior quarter total cannabis net revenue1 of $50.4 million. Excluding a $1.0 million provision related to anticipated returns on prior period U.S. CBD extract sales, cannabis net revenue was $51.2 million, an increase of $0.8 million in Q4 2022 as compared to Q3 2022, primarily due to the inclusion of less than two months of the recently acquired Thrive net revenues1 of $1.4 million. The Q4 2022 average net selling price per gram of dried cannabis1, excluding the effect of bulk wholesale sales, decreased 6% to $5.10 from $5.41 in Q3 2022 reflecting the higher proportion of consumer market revenue in Q4 2022 results.
  Adjusted gross margin before FV adjustments on cannabis net revenue1 was 52% in Q4 2022 versus 57% in the prior quarter and 54% in Q4 2021. The change from Q3 is related to the gross margin impact from a greater portion of Q4 2022 revenue coming from the consumer business.
  Adjusted EBITDA1 loss increased to $12.9 million in Q4 2022 versus $11.4 million in Q3 2022 but narrowed from $21.8 million in the prior year period. The increased adjusted EBITDA1 loss as compared to the previous quarter is driven mostly by the $3.4 million reduction in adjusted Gross Margin before FV adjustments1 resulting primarily from a change in the Company's sales channel mix which yielded lower average net selling prices.

Net Loss:

Net loss for Q4 2022 was $618.8 million compared to $134.0 million for the same period in the prior year. The increase in net loss was primarily due to non-cash impairment charges of $505.1 million recorded in other income (expense) during the current quarter to write-down goodwill, intangibles assets and property, plant and equipment.  The impairment charges were triggered by changes in cannabis market conditions, and in the current capital market environment including higher rates of borrowing and lower foreign exchange rates.

Operational Efficiency Plan, Balance Sheet Strength, & Cash Use:

Aurora has previously identified annualized cash savings of up to $170 million in cash savings under this transformation program by the end December 2022, split approximately evenly between costs of goods sold ("COGS") and SG&A. Projected COGS savings include the repurposing of the Aurora Sky facility in Edmonton, in keeping with our diversified business portfolio, a prudent approach to capital allocation, and focusing on higher margin categories in the Canadian adult-use market. These cash savings will be reflected in our P&L either as they occur within SG&A savings, or as inventory is drawn down for production-related savings.

At June 30, 2022, the Company had $488.8 million of cash, including $51.0 million in restricted cash, and no secured term debt.

During Q4 2022, the Company completed an offering of 70,408,750 units of the Company ("June 2022 Offering") for gross proceeds of approximately US$172.5 million. Each unit consists of one common share and one common share purchase warrant ("June 2022 Offering Warrant") of the Company. Each June 2022 Offering Warrant entitles the holder to purchase one common share of the Company at a price of US$2.45 per warrant share until June 1, 2025. The Company issued an additional 488,639 Common Shares of the Company during Q4 2022 for gross proceeds of US$1.5 million under the ATM Program.

As of June 30, 2022, the Company has access to US$713.7 million under the 2021 Shelf Prospectus, including the balance of US$186.2 million pursuant to the ATM Program. At management's discretion, Aurora may sell shares under the ATM Program from time to time to be utilized for strategic purposes.

Fiscal 2023 will comprise of three quarters, with the new fiscal year end being March 31, 2023.

The Company continues to materially improve cash use, as outlined in the following table:

($ thousands)	Q4 2022	Q3 2022	Q4 2021

Cash, Opening (1)	$480,552	$383,753	$520,238

Cash used in operations, including working capital	-$22,491	-$39,303	-$7,840
Capital expenditures and investments, net of disposals and government grant income	-$7,168	$9,879	$6,230
Acquisition of business, net of cash acquired	-$24,467	-	-
Debt and interest payments	-$147,580	-$12,947	-$90,141
Cash use	-$201,706	-$42,371	-$91,751

Proceeds raised from sale of marketable securities and investments in associates	-	-	$11,929
Proceeds raised through debt	-	-	-
Proceeds raised through equity financing	$209,933	$139,170	$435
Cash raised	$209,933	$139,170	$12,364

Cash, Ending (1)	$488,779	$480,552	$440,851

(1)	Includes restricted cash of $50M at Q4 2022, $50.7M at Q3 2022, and $19.4M at Q4 2021.

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q4 2022	Q4 2021	$ Change	% Change	Q3 2022	$ Change	% Change
Financial Results
Total net revenue (1)(2)	$50,215	$54,825	($4,610)	(8%)	$50,434	($219)	0%
Medical cannabis net revenue (1)(2)	$36,570	$35,022	$1,548	4%	$39,359	($2,789)	(7%)
Consumer cannabis net revenue (1)(2)	$12,638	$19,514	($6,876)	(35%)	$10,339	$2,299	22%
Adjusted gross margin before FV adjustments on cannabis net revenue(2)	47%	54%	N/A	(7%)	54%	N/A	(7%)
Adjusted gross margin before FV adjustments on core cannabis net revenue(2)	52%	54%	N/A	(2%)	57%	N/A	(5%)
Adjusted gross margin before FV adjustments on medical cannabis net revenue(2)	62%	68%	N/A	(6%)	64%	N/A	(2%)
Adjusted gross margin before FV adjustments on consumer cannabis net revenue(2)	26%	31%	N/A	(5%)	29%	N/A	(3%)
SG&A expense(5)	$46,890	$46,902	($12)	0%	$39,630	$7,260	18%
R&D expense	$2,456	$3,034	($578)	(19%)	$2,637	($181)	(7%)
Adjusted EBITDA (2)(6)	($12,852)	($21,821)	$8,969	41%	($11,367)	($1,485)	(13%)

Balance Sheet
Working capital	$599,893	$549,517	$50,376	9%	$577,566	$22,327	4%
Cannabis inventory and biological assets (3)	$127,836	$120,297	$7,539	6%	$118,729	$9,107	8%
Total assets	$1,084,356	$2,604,731	($1,520,375)	(58%)	$1,570,252	($485,896)	(31) %

Operational Results – Cannabis
Average net selling price of dried cannabis excluding bulk sales (2)	$5.10	$5.11	($0.01)	0%	$5.41	($0.31)	(6) %
Kilograms sold (4)	13,130	11,346	1,784	16%	9,722	3,408	35%

(1)	Includes the impact of actual and expected product returns and price adjustments (Q4 2022 - $1.8 million; Q3 2022 - $0.4 million; Q4 2021 - $0.7 million).
(2)	This press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)	The kilograms sold is offset by the grams returned during the period.
(5)	Includes $6.8 million of restructuring related costs (Q3 2022 - $2.0 million, Q4 2021 - $5.2 million), $2.3 million of prior period employee-related accruals (Q3 2022 - $0.7 million, Q4 2021 - nil) and $1.1 in non-recurring project and litigation costs (Q3 2022 — million, Q4 2021 - nil).
(6)	Prior period comparatives were recast to include the adjustment for non-core, non-recurring adjusted wholesale bulk cannabis margins to be comparable to the current quarter as follows: Q3 2022 - $0.9 million; and Q4 2021 - $1.4 million.

Conference Call

Aurora will host a conference call today, Tuesday, September 20, 2022, to discuss these results. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call starting at 5:00 p.m. Eastern time | 3:00 p.m. Mountain Time. A question and answer session will follow management's presentation.

Conference Call Details

DATE:	Tuesday, September 20, 2022
TIME:	5:00 p.m. Eastern Time | 3:00 p.m. Mountain Time
WEBCAST:	Click here

This weblink has also been posted to the Company's "Investor Info" link at https://investor.auroramj.com/ under "News & Events".

About Aurora

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Whistler, Being and Greybeard, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co. Aurora also has a controlling interest in Bevo Farms, North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements with respect to:

  pro forma measures including revenue, cash flow, Adjusted gross margin before fair value adjustments, and expected SG&A run-rates;
  the Company's ability to execute on its business transformation plan, and path and timing to achieve Adjusted EBITDA profitability run rate;
  anticipated cost savings and planned cost efficiencies including, but not limited to, the repurposing of the Aurora Sky facility;
  the acquisition of Thrive and associated benefits, including advancement of the Company's premiumization strategy;
  the majority investment in Bevo Farms and associated benefits;
  future growth opportunities;
  the Company's leadership in the global medical cannabis market, and that segment's impact on future profitability;
  the use of proceeds from the ATM facility
  the future repurchase of convertible notes; and the introduction of new products to the market.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 20, 2022 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures in this news release include "adjusted EBITDA", "net revenue", "adjusted gross profit before FV adjustments" and "adjusted gross margin before FV adjustments".

For an explanation of each measure to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the section of the Company's management's discussion and analysis for the years ended June 30, 2022 and 2021 (the "MD&A") entitled "Cautionary Statement Regarding Certain Non-GAAP Performance Measures", which is incorporated by reference into this news release. A copy of the MD&A is available under the Company's profile on SEDAR at www.sedar.com.

Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, the Non-GAAP Measures included in this news release are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments and adjusted gross margin before FV adjustments are Non-GAAP Measures and can be reconciled with gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

$ thousands)	Medical Cannabis	Consumer Cannabis	Total Core Cannabis	Non-Core Wholesale Bulk Cannabis	Total
Three months ended June 30, 2022
Gross revenue	39,553	16,994	56,547	1,007	57,554
Excise taxes	(2,983)	(4,356)	(7,339)	0	(7,339)
Net revenue	36,570	12,638	49,208	1,007	50,215
Non-recurring revenue adjustments (1)		1,023	1,023		1,023
Adjusted net revenue	36,570	13,661	50,231	1,007	51,238
Cost of sales	(23,237)	(17,700)	(40,937)	(6,323)	(47,260)
Gross profit (loss) before FV adjustments	13,333	(4,039)	9,294	(5,316)	3,978
Depreciation	3,489	2,506	5,995	816	6,811
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (1)	5,747	5,118	10,865	2,230	13,095
Adjusted gross profit (loss) before FV adjustments	22,569	3,585	26,154	(2,270)	23,884
Adjusted gross margin before FV adjustments	62%	26%	52%	(228%)	47%

Three months ended March 31, 2022
Gross revenue	42,262	13,869	56,131	736	56,867
Excise taxes	(2,903)	(3,530)	(6,433)	0	(6,433)
Net revenue	39,359	10,339	49,698	736	50,434
Cost of sales	(31,275)	(23,242)	(54,517)	(5,920)	(60,437)
Gross profit (loss) before FV adjustments	8,084	(12,903)	(4,819)	(5,184)	(10,003)
Depreciation	4,198	2,165	6,363	482	6,845
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (1)	12,873	13,749	26,622	3,806	30,428
Adjusted gross profit (loss) before FV adjustments	25,155	3,011	28,166	(896)	27,270
Adjusted gross margin before FV adjustments	64%	29%	57%	(122%)	54%

Three months ended June 30, 2021
Gross revenue	38,076	26,037	64,113	289	64,402
Excise taxes	(3,054)	(6,523)	(9,577)	0	(9,577)
Net revenue	35,022	19,514	54,536	289	54,825
Out-of-period revenue adjustments (1)	—	908	908	—	908
Adjusted net revenue	35,022	20,422	55,444	289	55,733
Cost of sales	(17,558)	(19,726)	(37,284)	(331)	(37,615)
Gross profit before FV adjustments	17,464	696	18,160	(42)	18,118
Depreciation	5,245	3,587	8,832	40	8,872
Inventory impairment, non-recurring, and out-of-period adjustments in cost of sales (1)	1,028	2,017	3,045	—	3,045
Adjusted gross profit before FV adjustments	23,737	6,300	30,037	(2)	30,035
Adjusted gross margin before FV adjustments	68%	31%	54%	(1%)	54%

(1)	Included in non-recurring and out-of-period adjustments are: Q4 2022 - $1.0 million and $(0.4) million related to expected returns on prior period revenues recorded in net revenues and cost of sales, respectively, $2.7 million related to a catch-up of prior period inventory adjustments, and $(0.5) million related to correction of prior quarter biological assets fair value inputs; Q3 2022 - $3.4 million related to correction of prior quarter biological assets fair value inputs; Q4 2021 - $0.9 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue, and $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations.

Adjusted EBITDA

Adjusted EBITDA is a Non-GAAP Measure and can be reconciled with net income, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended			Year ended
	June 30, 2022	March 31, 2022 (5)	June 30, 2021 (5)	June 30, 2022	June 30, 2021 (5)
Net income (loss) from continuing operations	(618,777)	(1,012,175)	(133,969)	(1,717,979)	(693,477)
Non-operating expense (income) (1)	18,151	16,292	(8,508)	22,038	31,684
Income tax expense (recovery)	(1,363)	(202)	(9,970)	(2,141)	(6,321)
Depreciation and amortization	18,595	18,647	22,956	83,067	87,276
Inventory and biological assets fair value adjustments	(1,435)	4,186	4,565	(12,599)	9,529
Share-based compensation	3,472	3,538	2,162	13,757	20,243
Acquisition costs	3,720	585	4,657	4,689	5,761
Restructuring related charges (2)	7,788	2,406	—	14,550	3,011
Out-of-period adjustments (3)	1,833	4,074	66	5,873	1,325
Non-recurring items (4)(5)	7,667	896	(2,565)	8,786	(3,887)
Asset impairments	547,497	950,386	98,785	1,528,913	426,844
Adjusted EBITDA	(12,852)	(11,367)	(21,821)	(51,046)	(118,012)

(1)	Non-operating expense (income) includes: interest and other income; finance and other costs; foreign exchange gain (loss); share of loss from investment in associates; government grant income; and fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on extinguishment of derivative investment, Gain (loss) on disposal of assets held for sale and property, plant and equipment, provisions, Realized loss on repurchase of convertible debt, Other gain (loss), and (gain) loss on the modification of debt. Refer to Note 21 of the Financial Statements.
(2)	Restructuring related charges includes costs related to closed facilities that are held for sale, legal contract termination fees, restructuring charges and severance associated with the business transformation plan and revenue provisions as a result of Company initiated product swap to replace low quality product with higher potency product at the provinces.
(3)	Included in out-of-period adjustments in Q4 2022 are $2.3 million related to Health Canada regulatory fee catch-up accruals, and $(0.5) million related to out of period impact of changes to Q1-Q3 inputs into the biological assets fair value model; Q3 2022 - $3.4 million related to a correction of prior quarter biological assets fair value measurement and $0.7 million in prior period related professional services expenses; Q4 2021 are $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations, (ii) a $0.9 million out-of-period 2021 revenue adjustment to reclassify prior period rebates against net revenue; offset by (iii) a $6.4 million other gain relating to prior periods identified through our period end reconciliations.
(4)	Included in non-recurring items in Q4 2022 are $2.3 million in non-core, non-recurring adjusted wholesale bulk cannabis margins; $0.3 million in litigation costs and $3.5 million in certain projects related to the Company's corporate reset and other costs that are non-recurring in nature. Included in YTD Q4 2022 are $3.4 million in non-core, non-recurring adjusted wholesale bulk cannabis margins (YTD Q4 2021 - $1.4 million), $0.3 million in litigation costs and $0.8 million in certain projects related to the Company's corporate reset and other costs that are non-recurring in nature.
(5)	Prior period comparatives were recast to include the adjustment for non-core, non-recurring adjusted wholesale bulk cannabis margins to be comparable to the current quarter as follows: Q3 2022 - $0.9 million; Q4 2021 - $1.4 million; and YTD Q4 2021 - $1.4 million.

___________________________
[1] This news release includes certain Non-GAAP Measures (as defined below), which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of each Non-GAAP Measure to its most directly comparable GAAP financial measure. Non-GAAP Measures in this news release include "adjusted EBITDA", "net revenue", "adjusted gross margin before FV adjustments" and "adjusted gross profit before FV adjustments".

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 16:15e 20-SEP-22